May 10, 2007

FILED AS CORRESPONDENCE
AND SENT VIA FACSIMILE (202-772-9205)

U.S. Securities and Exchange Commission
100 F Street, NE, Mail Stop 4561
Washington, D.C.  20549

Attn:       Terry French
Gopal R. Dharia
Division of Corporation Finance

Re:	U.S. Dry Cleaning Corporation
Registration Statement on Form SB-2 (File No. 333-139689)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the issuer, U.S. Dry Cleaning Corporation, a Delaware corporation respectfully requests that the effective date of the Registration Statement on Form SB-2 referred to above be accelerated so that it will become effective at 10:00 a.m. Eastern Time on May 14, 2007, or as soon as possible thereafter.

The undersigned acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you for your assistance and cooperation with this matter.

Very truly yours,

U.S. DRY CLEANING CORPORATION

/s/ Robert Y. Lee
Robert Y. Lee, Chief Executive Officer